Exhibit 99.4

2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Tel. : 33 (1) 47 44 58 53
Fax : 33 (1) 47 44 58 24
Jérôme SCHMITT
Bertrand DE LA NOUE
Philippe HERGAUX
Sandrine SABOUREAU
Laurent KETTENMEYER
Robert HAMMOND (U.S.)
Tel. : (1) 201 626 3500
Fax : (1) 201 626 4004
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
2008 Annual Reports
Shareholders’ meeting on May 15th, 2009
2008 Annual Reports
Paris, April 3, 2009. The Registration Document (Document de référence) for the year ended December 31, 2008, was filed with the French Financial Markets Authority (Autorité des Marchés Financiers) on Friday April 3, 2009.
Copies of this document are available free of charge, pursuant to applicable law, and can be downloaded from the Company’s website (www.total.com) under the heading Investor Relations/Regulated Information in France/Annual Reports.
The Registration Document contains the annual financial report, the report by the Chairman of the Board of Directors required under Article L. 225-37 of the French Commercial Code (corporate governance, internal control and risk management), the reports from the independent auditors and their fees, and a description of the share buyback program.
The annual report on Form 20-F for the year ended December 31, 2008, was filed with the United States Securities and Exchange Commission (SEC) on Friday April 3, 2009. The Form 20-F can be downloaded from the Company’s website (www.total.com) under the heading Investor Relations/Publications, or from the SEC’s website (www.sec.gov). Printed copies of the Form 20-F can be requested free of charge at www.total.com (under the heading Investor Relations/Contact).
Shareholders meeting on May 15th, 2009
The annual general shareholders meeting (ordinary and extraordinary) of TOTAL S.A. will be held at the Palais des Congrès (2, place de la Porte Maillot, 75017 Paris, France) on Friday May 15, 2009 at 10:00 a.m.
The documents and information related to this meeting will be available to shareholders pursuant to applicable law, and will also be available on the Company’s website (www.total.com), under the heading Investor Relations/Regulated Information in France/General Shareholders’ Meetings - Preparatory Documents).
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Total is one of the world’s major oil and gas companies with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com